Exhibit 99.1

FOR IMMEDIATE RELEASE:

ANNOUNCEMENT OF THE PLAN FOR THE SAFEGUARDING OF THE NATUZZI

GROUP’S ITALIAN OPERATIONS

Planned investments, alignment of the current operations with market demand and improvements to competitiveness are the key provisions of the Plan

Santeramo in Colle (Bari), July 1, 2013 - Natuzzi S.p.A. (NYSE: NTZ) announced that today the Company presented to the Italian national and local unions in Rome its business plan for the reorganization of the Group’s operations in Italy (the Plan for the Safeguarding of the Natuzzi Group’s Italian Operations, or the “Plan”). The Plan seeks to return the Company to profitability and to establish the basis for its future growth, safeguarding, to the extent possible, employment levels in the Puglia and Basilicata regions.

The Plan presented to the unions is the outcome of a careful analysis of the ongoing structural changes affecting the furniture industry, and confirms the strategic role for Natuzzi of the high quality “made in Italy” products and the professional skills of the workforce located in the area.

The Upholstered Furniture District (Distretto del Mobile Imbottito) in Puglia and Basilicata witnessed a decrease in the number of companies active in the industry from 520 in the early 2000s to 100 in 2012, while the district’s employed workforce decreased from 14,000 to just 6,000, approximately 4,500 of whom were involved in the Natuzzi Group’s operations (3,175 direct employees and approximately 1,340 indirect employees). In recent years, the upholstered furniture industry has been heavily impacted by the effects of globalization, the strong appreciation of the Euro against other major currencies and increased pricing pressure from emerging countries as a result of the low cost of labor, unfair competition and black market labor.

Recently these negative pressures have increased. Despite the Company’s investments and efforts over the last few years, the crisis of the real estate market and the further decline in consumption in Europe and Italy have imposed upon the Natuzzi Group a primary goal: safeguarding the Company.

The strategic guidelines of the Plan provide, on the one hand, for the alignment of the Company’s current operations with market demands and, on the other hand, for improvements to its competitiveness, which will be carried out through large investments in product and process innovations, marketing and communications, and the development of Natuzzi Italia points of sale worldwide. The strategic guidelines of the Plan call for a total investment of more than Euro 190 million.

Nevertheless, from an industrial cost perspective, the gap that currently divides Natuzzi S.p.A. from its main foreign competitors and certain unfair competitors located in the Upholstered Furniture District is huge, as reflected in the results recorded in the six year-period from 2007 to 2012, when the Group reported an operating loss of approximately Euro 140 million, largely due to high industrial costs and the unsustainable cost of labor. The current workforce in Italy is, indeed, no longer sustainable and can no longer be managed under the terms of the Cassa Integrazione Straordinaria (the Italian temporary lay-off program), which, during 2012, involved 1,450 employees, 674 of whom had a “zero hours” arrangement.

In response to this situation, the Plan calls for the reorganization of the Italian operations of the Group that will involve a total of 1,726 employees (of whom 1,580 work in plants and 146 work in services) for whom the Company is forced to implement a layoff program (procedura di mobilità) in light of the expiration of the Cassa Integrazione Straordinaria, scheduled for October 2013. The Company will carry out the reorganization attempting to retain the jobs of 2,789 workers, consisting of 1,449 direct employees and approximately 1,340 indirect employees.

The Natuzzi Group, which has valued social responsibility throughout its history, is fully conscious of the impact of the reorganization on the area and the Company hopes that through dialogue and the combined efforts of governmental institutions, unions and Natuzzi S.p.A., it will be able to agree upon a shared plan that is based upon efficient and sustainable solutions.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market)/Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements set forth in this press release regarding Natuzzi’s Plan constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties associated with the Plan include, among others, the uncertainty concerning Natuzzi’s ability to reorganize its manufacturing facilities and adjust the composition of its workforce, the amount of the proposed investments in connection with the Plan, and the impact that these initiatives will have on its competitiveness and profitability, among others. More information about potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and its quarterly results for the quarter ended March 31, 2013, filed on Form 6-K. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

For further information:

NATUZZI INVESTOR RELATIONS

Piero Direnzo; tel. +39.080.8820.812 – pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION

Vito Basile (Press Office); tel. +39.080.8820.676 – vbasile@natuzzi.com